OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Western Land & Water Corporation

Commission File Number: 0001610619

California

UNITED STATES:

Western Land & Water Corporation

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

Phone: (213) 407-4386

1781– Water Well Drilling
(Primary Standard Industrial Classification Code Number)

47-1078132
(I.R.S. Employer Identification Number)

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	**Position(s) Held**
Mr. Stan Roberts Western Land & Water Corporation C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210	Co-Founder, CEO & Board of Directors Member
Mr. Stephen D. Barnard Western Land & Water Corporation C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210	Co-Founder, Chief Financial Officer & Board of Directors Member
Mr. Steven J. Muehler Alternative Securities Markets Group C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210	Advisor & Board of Directors Member
Mr. Charles E. Katherman Western Land & Water Corporation C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210	Hydrogeologist, Advisor & Board of Directors Member
Mr. John A. Smith Western Land & Water Corporation C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210	Civil Engineer, Advisor & Board of Directors Member

None of our directors or executive officers has, during the past three years, (1) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within three years prior to that time; (2) been convicted in a criminal proceeding or subject to a pending criminal proceeding; (3) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or (4) been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There are no arrangements or understandings between any two or more of our directors or executive officers. There is no arrangement or understanding between any of our directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings between non-management shareholders that may directly or indirectly participate in or influence the management of our affairs.

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Western Land & Water Corporation affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Stan Roberts (1) (2)	Preferred Common (founder)	0% 80%
Mr. Stephen Barnard (3) (4)	Preferred Common (founder)	0% 10%
Mr. Charles Katherman (5) (6)	Preferred Common (advisory)	0% 0%
Mr. John A. Smith (7) (8)	Preferred Common (advisory)	0% 0%
Alternative Securities Markets Group (9) (10) (11)	Preferred Common (advisory)	0% 10%

(1) Mr. Stan Roberts is the Co-Founder, Chief Executive Officer & Board of Directors Member of Western Land & Water Corporation
(2) Address: Western Land & Water Corporation, C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd, Suite 450, Beverly Hills, California 90210
(3) Mr. Stephen Barnard is the Co-Founder and Chief Financial Officer of Western Land & Water Corporation
(4) Address: Western Land & Water Corporation, C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd, Suite 450, Beverly Hills, California 90210
(5) Mr. Charles Katherman is a Senior Advisor (Hydrogeologist) and Board of Directors Member of Western Land & Water Corporation
(6) Address: Western Land & Water Corporation, C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd, Suite 450, Beverly Hills, California 90210
(7) Mr. John A. Smith is a Senior Advisor (Civil Engineer) and Board of Directors Member of Western Land & Water Corporation
(8) Address: Western Land & Water Corporation, C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd, Suite 450, Beverly Hills, California 90210
(9) The Founder and Chief Executive Officer of Alternative Securities Markets Group is Mr. Steven J. Muehler
(10) Alternative Securities Markets Group is an Advisor to Western Land & Water Corporation
(11) Address: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210

(f) Promoters of the issuer

Western Land & Water Corporation
C/O: Alternative Securities Markets Group
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90200
Phone: (805) 732-6894
http://www.WesternLandAndWater.com

Alternative Securities Markets Group
9107 Wilshire Blvd.
Suite 450
Beverly Hills, California 90210
Phone: (213) 407-4386
http://www.AlternativeSecuritiesMarket.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

At the time of this filing there is no counsel in connection with this offering.

At this time of this filing there is no underwriter(s) in connection with this offering.

(i) through (m) None

Item 2. Application of Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Western Land & Water Corporation** and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year. None.

Item 6. Other Present or Proposed Offerings.

The issuer is presently offering the same securities as those covered by this notification to Non-U.S. Citizens pursuant to SEC Regulation S.

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document. None used.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

PART II – OFFERING CIRCULAR

Western Land & Water Corporation

Corporate:

Western Land & Water Corporation

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd., Suite 450

Beverly Hills, California 90210

(805) 732-6894

Offering / Investors:

Western Land & Water Corporation

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd., Suite 450

Beverly Hills, California 90210

(213) 407-4386

Best Efforts Offering of 20,000 9% Convertible Preferred Stock Units

Preferred Stock Shares having a market value of up to

$5,000,000

Offering Price per 9% Convertible Preferred Stock Unit: $250.00 (USD)

See: Details of the Offering

Maximum Offering: 20,000 9% Convertible Preferred Stock Units

Investing in the Company's 9% Convertible Preferred Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on page 10.

We are offering a maximum of 20,000 9% Convertible Preferred Stock Units (the "Securities"). **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.** The offering will begin on the effective date and continue until the Company has sold all of the Securities offered hereby or on such earlier date as the Company may close or terminate the Offering. The Securities offered hereby are offered on a "best efforts" basis. No minimum sale is required, and there is no minimum offering.

There is, at this time, no public market for the Securities.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SECURITIES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

	Number of Securities Offered (1)	**Offering Price**	**Selling Commissions (2)**	**Proceeds to Company**
Per Security	——	**$250.00**	**$0.00**	**$250.00**
Total Minimum	**001**	**$250.00**	**$0.00**	**$250.00**
Total Maximum	**20,000**	**$5,000,000.00**	**$0.00**	**$5,000,000**

1) We are offering a maximum of 20,000 9% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **53** pages.

The date of this Offering Circular is June 16th, 2014.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR FLORIDA RESIDENTS ONLY:

EACH FLORIDA RESIDENT WHO SUBSCRIBES FOR THE PURCHASE OF UNITS HEREIN HAS THE RIGHT, PURSUANT TO SECTION 517.061(11) (A) (5) OF THE FLORIDA SECURITIES ACT, TO WITHDRAW HIS SUBSCRIPTION FOR THE PURCHASE AND RECEIVE A FULL REFUND OF ALL MONIES PAID WITHIN THREE (3) BUSINESS DAYS AFTER THE EXECUTION OF THE SUBSCRIPTION AGREEMENT OR PAYMENT FOR THE PURCHASE HAS BEEN MADE, WHICHEVER, IS LATER. WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEFAX TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS OFFERING CIRCULAR INDICATING HIS/HER INTENTION TO WITHDRAWAL.

SUCH LETTER OR TELEFAX SHOULD BE SET AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IT IS ADVISABLE TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. IF THE REQUEST IS MADE ORALLY, IN PERSON OR BY TELEPHONE TO AN OFFICER OF THE COMPANY, A WRITTEN CONFIRMATION THAT THE REQUEST HAS BEEN RECEIVED SHOULD BE REQUESTED.

THE SECURITIES REFERRED TO HEREIN WILL BE SOLD TO AND ACQUIRED BY THE HOLDER IN A TRANSACTION EXEMPT UNDER 517.061 OF THE FLORIDA SECURITIES ACT. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA.

FOR NEW YORK RESIDENTS:

THIS OFFERING CIRCULAR HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THIS PRIVATE OFFERING MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF MATERIAL TERMS AND DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

PART II — OFFERING CIRCULAR

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Water Mining & Water Rights Industry Risks

Water Mining & Water Rights investments are subject to varying degrees of risk. The yields available from equity investments in Water Mining & Water Rights companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Assets may be adversely affected by the general economic climate, Water Mining & Water Rights market conditions such as oversupply of related assets or a reduction in demand for water in the areas in which the Company's assets are located, competition from other Water Mining & Water Rights suppliers, and the Company's ability to provide adequate water products. Revenues from the Company's assets are also affected by such factors such as the costs of operation and local economic market conditions.

Because Water Mining & Water Rights investments are relatively illiquid, the Company's ability to vary its asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its assets. No assurance can be given that the fair market value of the assets acquired by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

Dependence on In-ground Water Exploration and Development

Demand for the Company's Water In-ground Exploration services and products depends in part upon the level of in-ground water exploration and development activities conducted by the company. In-ground water exploration is highly speculative and is influenced by a variety of factors, including the prevailing prices for water, which often fluctuates widely. In addition to prevailing prices for water, in-ground water exploration activity is influenced by the economic feasibility of in-ground water exploration and production, the discovery rate of new in-ground water reserves, state and federal political and economic conditions and the ability of the Company to access or generate sufficient funds to finance capital expenditures for its activities.

Operating Risks

The Company's in-ground water exploration activities involve certain operating hazards that can result in personal injury or loss of life, damage and destruction of property and equipment, damage to the surrounding areas, release of hazardous substances or wastes and other damage to the environment, interruption or suspension of in-ground water exploration site operations and loss of revenues and future business. Whether the Company, or a subcontractor for the Company, causes an accident, the Company could be named as a defendant in lawsuits asserting large claims arising from such occurrences. Although the Company will maintain insurance protection that it considers economically prudent, there can be no assurance that any such insurance will be sufficient or effective under all circumstances or against all claims or hazards to which the Company may be subject or that the Company will be able to continue to obtain such insurance protection. A successful claim or damage resulting from a hazard for which the Company is not fully insured could have a material adverse effect on the Company. Furthermore, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates that it considers reasonable. In addition, the Company's operations are subject to curtailed or suspended operations as a result of adverse weather conditions, natural disasters, work stoppages, force majeure and other similar events, which could have a material adverse impact upon the Company.

Regulation of the In-ground Water Exploration and Water Rights Industry

The services provided by the Company may be subject to various licensing, permitting, approval and reporting requirements imposed by Federal, State or Local Laws. The Company's operations may be subject to inspection and regulation by various governmental agencies, including "OSHA" (Occupation and Safety Health Administration). Such regulation also affects the Company's water customers and may influence their determination whether to conduct business with the Company. Future changes in the Federal, State or Local Laws pertaining to in-ground water exploration and mineral rights could have a material adverse impact on the Company's customers, which in turn could have a material adverse impact on the Company.

Potential Environmental Liability

The Company's activities are subject to regulation under various environmental laws regarding emissions to air, discharges to water and management of wastes and hazardous substances. To the extent the Company fails to comply with these various regulations, it could be subject to monetary fines, suspension of operations and other penalties. At this time, no written claims or charges have been made against the Company or any of its managers or employees. However, there can be no assurance that civil or criminal charges will ever be made against the Company for any of its proposed operations, or that such charges will not have a material adverse effect on the Company.

Development Stage Business

Western Land & Water Corporation commenced operations in June of 2014 as a California Stock. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Western Land & Water Corporation will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Competition

Competition exists for Water Assets in most markets, including all sectors in which the Company intends to operate. The Company may be competing for assets with entities that have substantial greater economic and personnel resources than the Company or better relationships with suppliers and industry related professionals. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Water Rights industry may reduce the number of suitable prospective exploration opportunities.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Stan Roberts, the Company's Founder & Chief Executive Officer; Mr. Stephen Barnard, the Company's Chief Financial Officer; Mr. Charles E. Katherman, the Company's Advisor (Hydrogeologist) and Board of Directors Member, and; Mr. John A. Smith, the Company's Advisor (Civil Engineer) and Board of Directors Member.

Risks of Borrowing

The Company does intend to incur any additional debt from the investment commitments provided in this offering. As part of a forward commitment, the Company has entered into a forward commitment with Alternative Securities Markets Group for debt capital funding for the acquisition or each basin or waterfield and the installation of any and all production and monitoring wells that may be required. The debt commitment is for a senior lien on the property and the assets of the property with an annual rate of interest of 12% per annum that is due 24 months from the date of closing. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $100,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of June 1st, 2014 the Company's Managers owned approximately 100% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, The Company's Management will own approximately 100% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units

The Company's Preferred Stock Units and Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Preferred Stock or Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Preferred Stock Units and Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open

Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Oil & Natural Gas Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Wyoming Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

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ITEM 4. PLAN OF DISTRIBUTION

A maximum of 20,000 9% Convertible Preferred Stock Units are being offered to the public at $250 per 9% Convertible Preferred Stock Unit. A minimum of $100,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $5,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $100,000 has be reached.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Western Land & Water Corporation** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $5,000,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company 9% Convertible Preferred Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$5,000,000**	**100%**	**$1,000,000**	**100%**

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	**$250,000**	**5%**	**$50,000**	**5%**

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.
(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

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ITEM 6. DESCRIPTION OF BUSINESS

Western Land & Water Corporation was formed as a California Stock Corporation for the purpose of the Development and Marketing of recently discovered "In-ground Water Resources in California". The Company has recently discovered ELEVEN substantial in-ground water basins and waterfields that are in close proximity to large coastal and inland communities in Southern California.

The In-ground Water Assets for these basins and waterfields can be marketed in two distinct forms:

1. The In-ground Water Rights from each basin and waterfield can be outright sold in a one-time final sale of the entire asset. Values of In-ground Water Assets are projected to be above $20,000 USD per acre foot of In-ground Water in Southern California.
2. Water generated from each basin and waterfield can be leased, which is the sale of the In-ground Water Asset on an annual basis, while the Company maintains ownership of the Water Rights. Leased water to municipalities in Southern California generally range near $1,000 to $1,200 per acre foot of In-ground Water, however, San Diego Water District just purchased a water lease for $2,100 per acre foot of In-ground Water.

These initial eleven basins and waterfields are conservatively projected to yield a collective 51,600 safe acre feet of in-ground water, with a total market value of $636,300,000 USD in water rights sales (using $13,000 per safe yield acre foot) in today's market. The collective value and correct marketing of these in-ground water assets could yield a value far greater than the conservative water values in this projection. Safe yield water rights sales in the Los Angeles area is projected to exceed values of $20,000 USD an acre foot, however, no new in-ground water sources or sales have come to the market in the last two years.

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1. OMWB WATER BASIN:

The OMWB Water Basin is a unajudicated water basin can be acquired for roughly $5,000,000. This basin has been projected to produce a safe yield of 5,300 acre feet of water which would conservatively generate a value of $53,000,000 USD (at $10,000 per acre foot) and more likely return over $68,900,000 (using $13,000 per acre foot) as the current values of water in the range of $13,000 to $16,000 per acre foot of water and climbing. This unajudicated water basin and its capacity has been initially verified by the Western Land and Water Corporation Hydrogeologist and Engineers with the use of data extracted from extensive geological research and the use of test holes into the basin.

Total Basin Expenses:

• $5,000,000	Purchase of Property ($100,000 Escrow for 9-12 months)
• $25,000	Independent Surface Production Verification
• $100,000	Operating Capital – Ten Months Project Management, Marketing, Overhead, etc.
• $10,000	Legal – Water Attorney Costs, Contract Attorneys
• $500,000	Installation of Production and Monitoring Wells (if needed)
• $50,000	Independent Validation (subsurface verification) of Safe Yield
$5,685,000	TOTAL COSTS

Western Land & Water Expenses:

• $25,000	Independent Surface Production Verification
• $100,000	Operating Capital – Ten Months Project Management, Marketing, Overhead, etc.
• $10,000	Legal – Water Attorney Costs, Contract Attorneys
• $50,000	Independent Validation (Subsurface Verification) of Safe Yield
$185,000	TOTAL WESTERN LAND & WATER COSTS

Alternative Securities Markets Group Debt Commitment for Basin (Secured Senior Debt on Property and all Assets of the Company / See "Risks of Borrowing" Section of this Offering on Page 10):

• $5,000,000	Purchase of Property ($100,000 Escrow for 9-12 months)
• $500,000	Installation of Production and Monitoring Wells (if needed)
$5,500,000	TOTAL FORWARD SENIOR DEBT COMMITMENT FROM ALTERNATIVE SECURITIES MARKETS GROUP

GROSS INCOME FROM OMWB WATER BASIN: $53,000,000
PROJECTED NET INCOME FROM OMWB WATER BASIN: $47,315,000

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2. WHC WATERFIELD:

The WHC Waterfield can be acquired for roughly $1,600,000 USD. This waterfield will support at least two large well that would conservatively produce 3,000 acre feet of water per year. This volume of water will conservatively generate a value of $30,000,000 (at $10,000 USD per acre foot) and should return over $39,000,000 with the current values of water at $13,000 per acre foot of water. The existence and capacity of the WHC Waterfield has been initially verified by the Western Land & Water Corporation Hydrogeologist and Engineers with the use of three test holes into the Waterfield.

Total Waterfield Expenses:

• $1,600,000	Purchase of Property ($35,000 Escrow for 9-12 months)
• $25,000	Independent Surface Production Verification
• $100,000	Operating Capital – Ten Months Project Management, Marketing, Overhead, etc.
• $10,000	Legal – Water Attorney Costs, Contract Attorneys
• $500,000	Installation of Production and Monitoring Wells (if needed)
• $50,000	Independent Validation (subsurface verification) of Safe Yield
$2,258,000	TOTAL COSTS

Western Land & Water Expenses:

• $25,000	Independent Surface Production Verification
• $100,000	Operating Capital – Ten Months Project Management, Marketing, Overhead, etc.
• $10,000	Legal – Water Attorney Costs, Contract Attorneys
• $50,000	Independent Validation (Subsurface Verification) of Safe Yield
$185,000	TOTAL WESTERN LAND & WATER COSTS

Alternative Securities Markets Group Debt Commitment for Waterfield (Secured Senior Debt on Property and all Assets of the Company / See "Risks of Borrowing" Section of this Offering on Page 10):

• $1,600,000	Purchase of Property ($35,000 Escrow for 9-12 months)
• $500,000	Installation of Production and Monitoring Wells (if needed)
$2,100,000	TOTAL FORWARD SENIOR DEBT COMMITMENT FROM ALTERNATIVE SECURITIES MARKETS GROUP

GROSS INCOME FROM WHC WATERFIELD: $30,000,000
PROJECTED NET INCOME FROM WHC WATERFIELD: $27,715,000

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3. GROVES WATERFIELD:

The Groves Waterfield can be acquired for roughly $2,400,000 USD. This waterfield will support at least two large well that would conservatively produce 2,000 acre feet of water per year. This volume of water will conservatively generate a value of $26,000,000 (at $13,000 USD per acre foot) and should return over $32,000,000 with the current values of water at $16,000 per acre foot of water. The existence and capacity of the Groves Waterfield has been initially verified by the Western Land & Water Corporation Hydrogeologist and Engineers with the use of three test holes into the Waterfield.

Total Waterfield Expenses:

- $2,400,000 — Purchase of Property ($50,000 Escrow for 9-12 months)
- $25,000 — Independent Surface Production Verification
- $100,000 — Operating Capital – Ten Months Project Management, Marketing, Overhead, etc.
- $10,000 — Legal – Water Attorney Costs, Contract Attorneys
- $500,000 — Installation of Production and Monitoring Wells (if needed)
- $50,000 — Independent Validation (subsurface verification) of Safe Yield

$3,085,000 — TOTAL COSTS

Western Land & Water Expenses:

- $25,000 — Independent Surface Production Verification
- $100,000 — Operating Capital – Ten Months Project Management, Marketing, Overhead, etc.
- $10,000 — Legal – Water Attorney Costs, Contract Attorneys
- $50,000 — Independent Validation (Subsurface Verification) of Safe Yield

$185,000 — TOTAL WESTERN LAND & WATER COSTS

Alternative Securities Markets Group Debt Commitment for Waterfield (Secured Senior Debt on Property and all Assets of the Company / See "Risks of Borrowing" Section of this Offering on Page 10):

- $2,400,000 — Purchase of Property ($50,000 Escrow for 9-12 months)
- $500,000 — Installation of Production and Monitoring Wells (if needed)

$2,900,000 — TOTAL FORWARD SENIOR DEBT COMMITMENT FROM ALTERNATIVE SECURITIES MARKETS GROUP

GROSS INCOME FROM GROVES WATERFIELD: $26,000,000
PROJECTED NET INCOME FROM GROVES WATERFIELD: $22,915,000

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4. HCWB WATERFIELD:

The HCWB Waterfield can be acquired for roughly $2,000,000 USD. This waterfield will support at least two large well that would conservatively produce 3,200 acre feet of water per year. This volume of water will conservatively generate a value of $32,000,000 (at $10,000 USD per acre foot) and should return over $41,600,000 with the current values of water at $13,000 to $16,000 per acre foot of water. The existence and capacity of the HCWB Waterfield has been initially verified by the Western Land & Water Corporation Hydrogeologist and Engineers with the use of test holes into the Waterfield.

Total Waterfield Expenses:

- $2,000,000 — Purchase of Property ($40,000 Escrow for 9-12 months)
- $25,000 — Independent Surface Production Verification
- $100,000 — Operating Capital – Ten Months Project Management, Marketing, Overhead, etc.
- $10,000 — Legal – Water Attorney Costs, Contract Attorneys
- $500,000 — Installation of Production and Monitoring Wells (if needed)
- $50,000 — Independent Validation (subsurface verification) of Safe Yield

$2,685,000 — TOTAL COSTS

Western Land & Water Expenses:

- $25,000 — Independent Surface Production Verification
- $100,000 — Operating Capital – Ten Months Project Management, Marketing, Overhead, etc.
- $10,000 — Legal – Water Attorney Costs, Contract Attorneys
- $50,000 — Independent Validation (Subsurface Verification) of Safe Yield

$185,000 — TOTAL WESTERN LAND & WATER COSTS

Alternative Securities Markets Group Debt Commitment for Waterfield (Secured Senior Debt on Property and all Assets of the Company / See "Risks of Borrowing" Section of this Offering on Page 10):

- $2,000,000 — Purchase of Property ($40,000 Escrow for 9-12 months)
- $500,000 — Installation of Production and Monitoring Wells (if needed)

$2,000,000 — TOTAL FORWARD SENIOR DEBT COMMITMENT FROM ALTERNATIVE SECURITIES MARKETS GROUP

GROSS INCOME FROM HCWB WATERFIELD: $32,000,000
PROJECTED NET INCOME FROM HCWB WATERFIELD: $29,315,000

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5. NSCV WATERFIELD:

The NSCV Waterfield can be acquired for roughly $1,400,000 USD. This waterfield will support at least two large well that would conservatively produce 3,200 acre feet of water per year. This volume of water will conservatively generate a value of $41,600,000 (at $13,000 USD per acre foot) and should return over $51,200,000 with the current values of water at $16,000 per acre foot of water. The existence and capacity of the NSCV Waterfield has been initially verified by the Western Land & Water Corporation Hydrogeologist and Engineers with extensive geological research and the use of test holes into the waterfield.

Total Waterfield Expenses:

- $1,400,000 — Purchase of Property ($30,000 Escrow for 9-12 months)
- $25,000 — Independent Surface Production Verification
- $100,000 — Operating Capital – Ten Months Project Management, Marketing, Overhead, etc.
- $10,000 — Legal – Water Attorney Costs, Contract Attorneys
- $500,000 — Installation of Production and Monitoring Wells (if needed)
- $50,000 — Independent Validation (subsurface verification) of Safe Yield

$2,085,000 — TOTAL COSTS

Western Land & Water Expenses:

- $25,000 — Independent Surface Production Verification
- $100,000 — Operating Capital – Ten Months Project Management, Marketing, Overhead, etc.
- $10,000 — Legal – Water Attorney Costs, Contract Attorneys
- $50,000 — Independent Validation (Subsurface Verification) of Safe Yield

$185,000 — TOTAL WESTERN LAND & WATER COSTS

Alternative Securities Markets Group Debt Commitment for Waterfield (Secured Senior Debt on Property and all Assets of the Company / See "Risks of Borrowing" Section of this Offering on Page 10):

- $1,400,000 — Purchase of Property ($30,000 Escrow for 9-12 months)
- $500,000 — Installation of Production and Monitoring Wells (if needed)

$1,900,000 — TOTAL FORWARD SENIOR DEBT COMMITMENT FROM ALTERNATIVE SECURITIES MARKETS GROUP

GROSS INCOME FROM NSCV WATERFIELD: $41,600,000
PROJECTED NET INCOME FROM NSCV WATERFIELD: $39,515,000

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6. CDB WATER BASIN:

The CDB Water Basin can be acquired for roughly $3,000,000. This basin has been projected to produce a safe yield of 10,000 acre feet of water which would conservatively generate a value of $130,000,000 USD (at $13,000 USD per acre foot) and more likely return over $160,000,000 USD as the current values of water in the range of $16,000 USD per acre foot of water and climbing. This water basin and its capacity has been initially verified by the Western Land and Water Corporation Hydrogeologist and Engineers with the use of data extracted from extensive geological research and the use of test holes into the basin.

Total Basin Expenses:

• $3,000,000	Purchase of Property ($60,000 Escrow for 9-12 months)
• $25,000	Independent Surface Production Verification
• $100,000	Operating Capital – Ten Months Project Management, Marketing, Overhead, etc.
• $10,000	Legal – Water Attorney Costs, Contract Attorneys
• $500,000	Installation of Production and Monitoring Wells (if needed)
• $50,000	Independent Validation (subsurface verification) of Safe Yield
$3,685,000	TOTAL COSTS

Western Land & Water Expenses:

• $25,000	Independent Surface Production Verification
• $100,000	Operating Capital – Ten Months Project Management, Marketing, Overhead, etc.
• $10,000	Legal – Water Attorney Costs, Contract Attorneys
• $50,000	Independent Validation (Subsurface Verification) of Safe Yield
$185,000	TOTAL WESTERN LAND & WATER COSTS

Alternative Securities Markets Group Debt Commitment for Basin (Secured Senior Debt on Property and all Assets of the Company / See "Risks of Borrowing" Section of this Offering on Page 10):

• $3,000,000	Purchase of Property ($60,000 Escrow for 9-12 months)
• $500,000	Installation of Production and Monitoring Wells (if needed)
$3,500,000	TOTAL FORWARD SENIOR DEBT COMMITMENT FROM ALTERNATIVE SECURITIES MARKETS GROUP

GROSS INCOME FROM CDB WATER BASIN: $130,000,000
PROJECTED NET INCOME FROM CDB WATER BASIN: $126,345,000

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7. SGRB WATERFIELD:

The SGRB Waterfield can be acquired for roughly $2,000,000 USD. This waterfield will support at least two large well that would conservatively produce 3,200 acre feet of water per year. This volume of water will conservatively generate a value of $41,600,000 USD (at $13,000 USD per acre foot) and should return over $51,200,000 USD (using $16,000,000 USD) with the current values of water at $13,000 USD to $16,000 USD per acre foot of water. The existence and capacity of the SGRB Waterfield has been initially verified by the Western Land & Water Corporation Hydrogeologist and Engineers with extensive geological research and the use of test holes into the waterfield.

Total Waterfield Expenses:

- $2,000,000 Purchase of Property ($40,000 Escrow for 9-12 months)
- $25,000 Independent Surface Production Verification
- $100,000 Operating Capital – Ten Months Project Management, Marketing, Overhead, etc.
- $10,000 Legal – Water Attorney Costs, Contract Attorneys
- $500,000 Installation of Production and Monitoring Wells (if needed)
- $50,000 Independent Validation (subsurface verification) of Safe Yield

$2,685,000 TOTAL COSTS

Western Land & Water Expenses:

- $25,000 Independent Surface Production Verification
- $100,000 Operating Capital – Ten Months Project Management, Marketing, Overhead, etc.
- $10,000 Legal – Water Attorney Costs, Contract Attorneys
- $50,000 Independent Validation (Subsurface Verification) of Safe Yield

$185,000 TOTAL WESTERN LAND & WATER COSTS

Alternative Securities Markets Group Debt Commitment for Waterfield (Secured Senior Debt on Property and all Assets of the Company / See "Risks of Borrowing" Section of this Offering on Page 10):

- $2,000,000 Purchase of Property ($40,000 Escrow for 9-12 months)
- $500,000 Installation of Production and Monitoring Wells (if needed)

$2,500,000 TOTAL FORWARD SENIOR DEBT COMMITMENT FROM ALTERNATIVE SECURITIES MARKETS GROUP

GROSS INCOME FROM SGRB WATERFIELD: $41,600,000
PROJECTED NET INCOME FROM SGRB WATERFIELD: $38,915,000

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8. MONTE CASINO WATERFIELD:

The Monte Casino Waterfield can be acquired for roughly $10,000,000 USD. This waterfield will support in excess of three large wells that would conservatively produce 4,800 acre feet of water per year. This volume of water will conservatively generate a value of $62,400,000 USD (at $13,000 USD per acre foot) and should return over $76,800,000 USD with the current values of water at over $16,000 USD per acre foot of water. The existence and capacity of the Monte Casino Waterfield has been initially verified by the Western Land & Water Corporation Hydrogeologist and Engineers with extensive geological research and the use of test holes into the waterfield.

Total Waterfield Expenses:

- $10,000,000 Purchase of Property ($200,000 Escrow for 9-12 months)
- $15,000 Independent Surface Production Verification
- $50,000 Operating Capital – Ten Months Project Management, Marketing, Overhead, etc.
- $35,000 Legal – Water Attorney Costs, Contract Attorneys
- $900,000 Installation of Production and Monitoring Wells (if needed)
- $50,000 Independent Validation (subsurface verification) of Safe Yield

$11,050,000 TOTAL COSTS

Western Land & Water Expenses:

- $15,000 Independent Surface Production Verification
- $50,000 Operating Capital – Ten Months Project Management, Marketing, Overhead, etc.
- $35,000 Legal – Water Attorney Costs, Contract Attorneys
- $50,000 Independent Validation (Subsurface Verification) of Safe Yield

$150,000 TOTAL WESTERN LAND & WATER COSTS

Alternative Securities Markets Group Debt Commitment for Waterfield (Secured Senior Debt on Property and all Assets of the Company / See "Risks of Borrowing" Section of this Offering on Page 10):

- $10,000,000 Purchase of Property ($200,000 Escrow for 9-12 months)
- $900,000 Installation of Production and Monitoring Wells (if needed)

$10,900,000 TOTAL FORWARD SENIOR DEBT COMMITMENT FROM ALTERNATIVE SECURITIES MARKETS GROUP

GROSS INCOME FROM MONTE CASINO WATERFIELD: $62,400,000
PROJECTED NET INCOME FROM MONTE CASINO WATERFIELD: $51,350,000

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9. FOUNTAINHEAD WATERFIELD:

The Fountainhead Waterfield is a re-charge waterfield that can be acquired for roughly $1,000,000 USD. This re-charge waterfield has been allocated to recharge in excess of 1,100 acre feet of water. This 1,100 acre feet of re-charge water conservatively generates a value of $14,300,000 USD at $13,000 USD per acre foot. Current values of water are in excess of $16,000 USD per safe yield acre foot of water. The re-charge capacity of this waterfield has been verified by the Western Land & Water Corporation Hydrogeologist and Engineers, as well as by the seller and an independent Hydrogeologist. However, there is additional research, which is currently under review that places the re-charge capacity of the waterfield over 2,600 acre feet, which would equate to $26,000,000 USD.

Total Waterfield Expenses:

- $1,000,000 Purchase of Property ($20,000 Escrow for 9-12 months)
- $8,000 Independent Surface Production Verification
- $50,000 Operating Capital – Ten Months Project Management, Marketing, Overhead, etc.
- $50,000 Legal – Water Attorney Costs, Contract Attorneys
- $1,500,000 Site Improvements
- $1,000,000 Environmental Documentation

$3,608,000 TOTAL COSTS

Western Land & Water Expenses:

- $8,000 Independent Surface Production Verification
- $50,000 Operating Capital – Ten Months Project Management, Marketing, Overhead, etc.
- $50,000 Legal – Water Attorney Costs, Contract Attorneys
- $1,000,000 Environmental Documentation

$1,108,000 TOTAL WESTERN LAND & WATER COSTS

Alternative Securities Markets Group Debt Commitment for Waterfield (Secured Senior Debt on Property and all Assets of the Company / See "Risks of Borrowing" Section of this Offering on Page 10):

- $1,000,000 Purchase of Property ($20,000 Escrow for 9-12 months)
- $1,500,000 Site Improvements

$2,500,000 TOTAL FORWARD SENIOR DEBT COMMITMENT FROM ALTERNATIVE SECURITIES MARKETS GROUP

GROSS INCOME FROM FOUNTAINHEAD WATERFIELD: $14,300,000
PROJECTED NET INCOME FROM FOUNTAINHEAD WATERFIELD: $10,692,000

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10. BRAND WATER BASIN:

The Brand Water Basin is a unajudicated basin that can be acquired for roughly $9,500,000. This basin has been projected to produce a safe yield of 8,300 acre feet of water which would conservatively generate a value of $107,900,000 USD (at $13,000 USD per acre foot) and more likely return over $132,800,000 USD as the current values of water in the range of $16,000 USD per acre foot of water and climbing. This water basin and its capacity has been initially verified by the Western Land and Water Corporation Hydrogeologist and Engineers with the use of data extracted from extensive geological research and the use of test holes into the basin.

Total Basin Expenses:

- $9,500,000 Purchase of Property ($190,000 Escrow for 9-12 months)
- $15,000 Independent Surface Production Verification
- $70,000 Operating Capital – Ten Months Project Management, Marketing, Overhead, etc.
- $25,000 Legal – Water Attorney Costs, Contract Attorneys
- $100,000 Installation of Production and Monitoring Wells (if needed)
- $50,000 Independent Validation (subsurface verification) of Safe Yield

$9,760,000 TOTAL COSTS

Western Land & Water Expenses:

- $15,000 Independent Surface Production Verification
- $70,000 Operating Capital – Ten Months Project Management, Marketing, Overhead, etc.
- $25,000 Legal – Water Attorney Costs, Contract Attorneys
- $50,000 Independent Validation (Subsurface Verification) of Safe Yield

$160,000 TOTAL WESTERN LAND & WATER COSTS

Alternative Securities Markets Group Debt Commitment for Basin (Secured Senior Debt on Property and all Assets of the Company / See "Risks of Borrowing" Section of this Offering on Page 10):

- $9,500,000 Purchase of Property ($190,000 Escrow for 9-12 months)
- $100,000 Installation of Production and Monitoring Wells (if needed)

$9,600,000 TOTAL FORWARD SENIOR DEBT COMMITMENT FROM ALTERNATIVE SECURITIES MARKETS GROUP

GROSS INCOME FROM BRAND WATER BASIN: $107,900,000
PROJECTED NET INCOME FROM BRAND WATER BASIN: $98,140,000

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11. SLLC WATER BASIN:

The SLLC Water Basin is a unajudicated basin that can be acquired for roughly $5,000,000. This basin has been projected to produce a safe yield of 7,500 acre feet of water which would conservatively generate a value of $97,500,000 USD (at $13,000 USD per acre foot) and more likely return over $120,000,000 USD as the current values of water in the range of $16,000 USD per acre foot of water and climbing. This water basin and its capacity has been initially verified by the Western Land and Water Corporation Hydrogeologist and Engineers with the use of data extracted from extensive geological research and the use of test holes into the basin.

Total Basin Expenses:

- $5,000,000 Purchase of Property ($100,000 Escrow for 9-12 months)
- $15,000 Independent Surface Production Verification
- $70,000 Operating Capital – Ten Months Project Management, Marketing, Overhead, etc.
- $25,000 Legal – Water Attorney Costs, Contract Attorneys
- $400,000 Installation of Production and Monitoring Wells (if needed)
- $50,000 Independent Validation (subsurface verification) of Safe Yield

$5,560,000 TOTAL COSTS

Western Land & Water Expenses:

- $15,000 Independent Surface Production Verification
- $70,000 Operating Capital – Ten Months Project Management, Marketing, Overhead, etc.
- $25,000 Legal – Water Attorney Costs, Contract Attorneys
- $50,000 Independent Validation (Subsurface Verification) of Safe Yield

$160,000 TOTAL WESTERN LAND & WATER COSTS

Alternative Securities Markets Group Debt Commitment for Basin (Secured Senior Debt on Property and all Assets of the Company / See "Risks of Borrowing" Section of this Offering on Page 10):

- $5,000,000 Purchase of Property ($60,000 Escrow for 9-12 months)
- $500,000 Installation of Production and Monitoring Wells (if needed)

$5,500,000 TOTAL FORWARD SENIOR DEBT COMMITMENT FROM ALTERNATIVE SECURITIES MARKETS GROUP

GROSS INCOME FROM SLLC WATER BASIN: $97,500,000
PROJECTED NET INCOME FROM SLLC WATER BASIN: $91,940,000

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WATER BASIN / WATERFIELD	COMPANY HARD COSTS	COMPANY RECOVERABLE ESCROW	ASMG SHORT-TERM DEBT COMMITMENT	TOTAL GROSS SALES	TOTAL NET SALES
OMWB Water Basin	$185,000	$100,000 Escrow	$5,500,000 1% per Month	$53,000,000	$47,315,000
WHC Waterfield	$185,000	$35,000 Escrow	$2,100,000 1% per Month	$30,000,000	$27,715,000
Groves Waterfield	$185,000	$50,000 Escrow	$2,900,000 1% per Month	$26,000,000	$22,915,000
HCWB Waterfield	$185,000	$40,000 Escrow	$2,000,000 1% per Month	$32,000,000	$29,315,000
NSCV Waterfield	$185,000	$30,000 Escrow	$1,900,000 1% per Month	$41,600,000	$39,515,000
CDB Water Basin	$185,000	$60,000 Escrow	$3,500,000 1% per Month	$130,000,000	$126,345,000
SGRB Waterfield	$185,000	$40,000 Escrow	$2,500,000 1% per Month	$41,600,000	$38,915,000
Monte Casino Waterfield	$150,000	$200,000 Escrow	$10,900,000 1% per Month	$62,400,000	$51,350,000
Fountainhead Waterfield	$1,108,000	$20,000 Escrow	$2,500,000 1% per Month	$14,300,000	$10,692,000
Brand Water Basin	$160,000	$190,000 Escrow	$9,600,000 1% per Month	$107,900,000	$98,140,000
SLLC Water Basin	$160,000	$100,000 Escrow	$5,500,000 1% per Month	$97,500,000	$91,940,000
TOTAL	**$2,873,000**	**$865,000**	**$48,900,000**	**$636,300,000**	**$584,157,000**

NOTE: Additional Water Basins & Water Fields are currently under review by the members of Western Land & Water Corporation.

EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the four following methods:

- Become publicly listed:
  U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  U.S. NASDAQ Market - 2016 or 2017
  Bermuda Stock Exchange Regulated Market - 2016 or 2017
  Frankfurt Stock Exchange Regulate Market - 2016 or 2017

C. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $5,000,000

Company Structure

- Private early stage Water Exploration and Mineral Rights Development Company.
- California Stock Corporation (Formed June of 2014).
- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE Million Shares of Preferred Stock Authorized
- ONE HUNDRED THOUSAND Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. TWENTY THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Twenty Thousand 9% Convertible Preferred Stock Units Offered through this Offering.
- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

Minimum Equity Commitment

- One 9% Convertible Preferred Stock Units.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

D. The Offering

The Company is offering a maximum of 20,000 9% Convertible Preferred Stock Units at a price of $250.00 per Unit, with all Units having no par value.

E. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

F. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the development of Oil and Natural Gas Leases. See "USE OF PROCEEDS" section.

G. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $1,000,000. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

H. Preferred & Common Stock Units

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

o Company Founders & Current Shareholders	0%
o New Shareholders	100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

o Company Founders & Current Shareholders	100%
o New Shareholders	0%

I. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

J. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

K. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

L. Company Convertible Securities

The Company, at the completion of this Offering will have 20,000 9% Convertible Preferred Stock Shares Issued.

- ***Terms of Conversion or Repurchase by the Company:***
  - All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
    - YEAR 3: (Shareholder Conversion Option)
      - At anytime during the third year of the investment, the Shareholder may on the First Business Day of Each Month choose to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - YEAR 4: (Optional Conversion Option)
      - At anytime during the fourth year of the investment, the Shareholder may on the First Business Day of Each Month choose to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 7.5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - YEAR 5: (Optional & Mandatory Conversion Options)
      - *Optional*: At anytime during the fourth year of the investment, the Shareholder may On the First Business Day of Each Month choose to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

M. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

N. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesMarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

O. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

For the Public Portion of this Offering, the Stock Transfer Agent is:

ComputerShare
250 Royall Street
Canton, MA (USA) 02021
Phone (781) 575-2000
http://cis.computershare.com

P. Subscription Period

The Offering has no date to terminate.

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II. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Western Land & Water Corporation

The Company	Western Land & Water Corporation is a California Stock Corporation.
Investment Objectives	The Company's objectives are to: (i) Development of the Company's Water Exploration & Water Mining Operations (ii) Maintain a total internal rate of returns of 20%+ per annum.
Company Managers	Biographies of all Managers can be found starting on Page <u>37</u> of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Units.
The Offering	The Company is seeking capital commitments of $5,000,000 from Investors. The securities being offered hereby consists of up to 20,000 9% Convertible Preferred Stock Units of the Company, priced at $250.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.

Conversion Option / Mandatory Conversion

All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may on the First Business Day of Each Month choose to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 7.5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may on the First Business Day of Each Month choose to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

Investment Period The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.

Term of the Company There is no agreed upon end date of this Offering. Investors can sell their shares back to the Company at any time for the face value of the share(s) plus any accrued interest after two years, though the Company has no obligation to purchase the Units. Market value shall be determined by the value of each yearly third party valuation of the Company. The Company plans to list the Company's shares on the Bermuda BSX Exchange, the Frankfurt Stock Exchange or Berlin Stock Exchange's Open Market and the United States OTC market in the year 2015 (OTCQB or OTCQX).

Reinvestment There may be chances for reinvestment.

Key Event The following will constitute a Key Event:

- Bankruptcy of the Managing Member
- Death or disability to the senior member(s) of Western Land & Water Corporation
- Other agreed upon events

Distributions The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Reports to Investors The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.

Valuations The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.

Indemnification The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.

Listings and Admissions to Trading Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 9107 Wilshire Blvd, Suite 450, Beverly Hills, California 90210. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Position
Mr. Stan Roberts	***Co-Founder, Chief Executive Officer& Board of Directors Member***

Mr. Stan Roberts has 30 years of experience in the land management and real estate business. Mr. Roberts has been Managing land and water development businesses since 2002, involving the targeting of large tracts in coastal southern California near cities with development potential for Ranchettes, but facing water or access or issues.

Mr. Roberts is also President and CEO of Olympic Land Development, Inc. and Spectrum Agricultural Services Company. Olympic Land Development, Inc. specializes in native reforestation, native grass, and conventional landscape projects. Spectrum Agricultural Services Company is a broad-spectrum sales and marketing, project management, and land management enterprise.

From 1995 to the present, Mr. Roberts has also been a land consultant and conceptual advisor specializing in orchard projects and properties. From 1983 to 1995, Mr. Roberts was the manager of the land management division for Ag Land Services, responsible for all aspects of land and orchard management.

Prior to 1983, Mr. Roberts was part owner and operator of Hickory Hill Farm in Port Jervis, New York and Paducah, Kentucky, operating a large self-sustaining dairy farm that grew its own feedstuffs.

Mr. Roberts' core competencies are project management, sales and marketing, and engineering-technical. Project samples would include water development, reclamation, recharge, and marketing; land subdivision; ethanol development and harvesting; native vegetation; wildfire fighting. Sales and marketing samples would include product development, promotion, innovative marketing, inventions, packaging, contracts, forecasting, and budgeting. Engineering-practical competencies include new product and concept design; irrigation; large-scale water siphon; maps and blueprints; and crop maximization.

Mr. Robert has managed numerous projects that constitute green development. These include

Water Development:

- Water Development: Identified numerous previously undiscovered (unajudicated) Water Basins throughout Southern California and Southwest, set up project team, and created investor groups to bring selected properties into escrow, drill well for verification of water Quantity and Quality, select Water Rights Purchaser or Create Water Company. Organize and Coordinate all Geology Reports, Phase One reports, Subdivision Potential, Verification of Easements, Surveying, Biological reports, Closing Escrow, and initiate subdivision process.
- Catch and Release Apparatus Project – (two patents pending) fresh water recapture.
- Estuary Curtain Dam – (patent pending)
- Water Reclamation Project - Developed reclamation concept and constructed team of experts that are currently engaged to resolve the San Joaquin Valley West Side Drainage Problem. The development of this project could be quite profitable, as the Water Buyers have already been identified.
- Dam Recovery Project: Currently developing and patenting a Device that will recover the Dam's upstream water holding capacity, which will decrease the need for more dams by increasing capacity of existing dams.
- Water Siphon Distribution system - Conceptually Designed and Implemented a large scale Siphon system to supply irrigation water the Chicago Crown Family's 3,800 acre ranch in Santa Barbara.

Land Development:

- Land Development business: Creating investment groups for the purchase, development, subdivision and resale of large properties. Identifying large tracts of Land that are supposedly undersupplied with water or have access issues, which are situated near existing Cities in Coastal Southern California that have development potential of 10 acre, 20 acre and 40 acre Ranchettes. Targeted properties are negotiated in price and brought under sales contract. When water and access issues are resolved, extensive comprehensive business plans are developed for: subdivision into exclusive Ranchett Communities with Executive Homes, water development, infrastructure, and property resale. Set up, Organize and Coordinate all aspects of discovery (due diligence) including: Geology Reports, Hydrogeology Reports, Well Drilling Bids, Phase One Reports, Subdivisions Potential, Easements, Surveying, Biological reports, Fire Department conditions, etc. These projects are then presented to the various investor clients.

Green Development:

- Ethanol Production from Sweet Sorghum – Created and Developed the Vertically Integrated Green Production and Manufacturing of Sweet Sorghum into Ethanol Production and its Bi-Product production into Paper and Fabric. Published research on Ethanol Production with Sweet Sorghum.

- Sweet Sorghum Harvestor Extractor - engineered, developed, patented and marketed the Sweet Sorghum Harvestor Extractor which extracts the High sugar sorghum juice used for ethanol production, from plant fiber which is used for paper and clothing.

- Vanguard Fire Control Bulldozer - engineered, developed, patented and marketed the Vanguard Fire Control Bulldozer, which is designed to aggressively suppress wildfires.

- Fire Control Corridor Concept - developed the integrated Method of attacking and suppressing Wildfires with concerted implementation of the Vanguard Bulldozer, Helicopters, Airplanes and Hand Crews.

- **Reforestation and Revegetation - Currently working with State of California and the U.S. Forrest Service on a large-scale project for the Planting and Re-establishing of Native Trees and Grasses behind the Major Wildfires in an effort to revitalize our Forrest Regions, Habitat recovery and Erosion Control.**
- Native Re-Vegetation: Design, Implement and maintain numerous Native re-vegetation projects to recover surface mines for Hansen's Aggregate Sand and Gravel Mines, for the past 11 years. Develop the Gravel Plants silt ponds (bi-product water) for a water source, design irrigation system, plant and maintain selected native plants until completion of project, as monitored by many State and Federal Agencies.

Mr. Roberts holds a: Bachelors Degree in Agriculture Science
Masters Degree in Agronomy

Mr. Stephen Barnard ***Co-Founder, Chief Financial Officer & Board of Directors Member***

Education:
B.S. Accounting/Finance
UNIVERSITY OF SOUTHERN CALIFORNIA, Los Angeles, CA 1979
Masters of Business Taxation, Graduate Classes
UNIVERSITY OF SOUTHERN CALIFORNIA, Los Angeles, CA 1982
Masters of Business Administration
NEW YORK UNIVERSITY, New York, NY 1983-84

Career Summary:
Arthur Young & Company, CPAs
Beverly Hills, CA 1979-1983
Tax accountant handling trusts, corporate accounts, individuals, tax planning.

J.W. Weller & Co., Account Executive
Glendale, CA 1984-1985
Marketed small cap stocks, specializing in the oil and gas and mining industry. Built a client base of over 300.

Alpine Consulting & Engineering, Partner
Los Angeles, CA 1990-1994
Designed, built and marketed PCs for individuals and small businesses. Setup and managed over 100 network installations. Maintained and upgraded systems, trained and supported client personnel.

Tax and financial consultant,
Los Angeles, CA 1986-Present
Financial consultant for Buckeye Realty & Management of Beverly Hills, Ca. Responsible for the financial and tax reporting for 26 major commercial properties in Beverly Hills and Hollywood, Ca. Worked closely with management in selling the properties in excess of $300,000,000 and in securing secondary financing in of $450,000,000 for the buyers. Currently involved with multiple real estate projects in L.A. as an investor and advisor, and a principal in a property management company in Pacific Palisades, Ca.

PERSONAL INFORMATION
Tutored elementary kids in mathematics and science. Grades 4 through 6, Santa Clarita, Ca.
Instructor 1st degree Dan, Kuk Sool Won martial arts, Santa Clarita, Ca.
Deacon, Community Adventist Fellowship Church, Arcadia, CA
I enjoy golf, cooking and hiking

Mr. Charlie Katherman ***Advisor (Hydrogeologist) & Board of Directors Member***

Education: B.S. Geology, Univ. of Kansas – 1973
M.S. Oceanography, Texas A&M Univ. – 1977

Experience: 30 years as a practicing geologist, specializing in groundwater, petroleum and environmental geology. 23 years as a consultant and business owner. 20 years as an environmental specialist, focusing on oil and gas industry operations. 20 years developing ground water reserves and water systems. 15 years as an oil and gas producer.

Licenses: California Registered Geologist #4069
California Registered Environmental Assessor #2600

Career Info: Texas A&M Univ./US Geological Survey; Research Scientist, 1975-1977
Gulf Oil Corp.; Exploration Geologist – Alaska & California, 1977-79
Husky Oil Co.; Senior & Staff Geologist – West Coast, 1979-84
Katherman Exploration Co., LLC; Managing member/owner, 1984-present
Sierra Resources Inc.; Geology Mgr. & Co-manager Operations, 1992-present
Soladino Energy Partners, LP; Co-managing Partner, 1992-present
Purisima Hills LLC; Member/co-manager operations, 2000-present
Off Broadway Minerals LLC; Member/manager operations, 2003-present

Professional Affiliations: American Assoc. of Petroleum Geologists (AAPG); Society of Petroleum Engineers (SPE); Society of Economic Paleontologists & Mineralogists (SEPM); California Independent Producers Assoc. (CIPA); Santa Barbara County Water Advisory Board.

Publications: Bryant, W.R., Bennett, R.H. and Katherman, C.E., 1977, Shear Strength, Consolidation, Porosity and Permeability of Oceanic Sediments; THE SEA, Volume 7, The Oceanic Lithosphere: Harvard University Press.

Garrison, R. and Katherman, C., 1983, Petroleum Occurrence and Exploration Potential in the Monterey Formation of the Santa Maria Basin.

Recent Project/Client List

Groundwater

- Water well & water system development for multiple wineries – Santa Barbara County
- East Airport Business Park – SLO County
- Irish Hills Subdivision – SLO County
- Conway Energy – SB County
- Lompoc Wind Energy Project – SB County
- Betteravia Farms – Irrigation projects – SB County
- SLO County Parks water source development – SLO County
- SB County Laguna Sanitation Dist. – Waste water disposal – SB County
- Vachell Lane Water Co. – Well testing & development – SLO County
- Kilgallon Ranch – water well & water system development – SB County
- Santa Barbara County Vintners Assoc. – Establishment of vineyard appellation area
- City of Santa Maria vs SM Valley Water Conservation Dist. – basin adjudication suit
- Sierra Resources – management of water systems – SB County
- Purisima Hills LLC – management of water systems – SB County
- Wickenden Ranch – water well & water system development – SB County
- Regional ground water study – Alisos Canyon Area – SB County
- Regional ground water study – Santa Maria Basin
- Regional ground water study – Los Alamos (San Antonio) Basin

Mr. John A. Smith ***Advisor (Civil Engineer) & Board of Directors Members***

John Smith has 20 years experience in the field of civil engineering consulting with particular focus in civil planning, civil design, permit acquisition, preparation of construction contracts, construction inspection, and construction project management. He has been the owner of Tartaglia Engineering, a civil engineering / consulting / surveying firm on the central coast of California, for over seven years. Under the guidance and leadership of Mr. Smith, the firms repeat clientele schedule has more than doubled. Additionally, Tartaglia Engineering has increased its knowledge, skill-base, and reputation in the areas of airport engineering including airport construction management, and in surface mining and reclamation including river mining. Mr. Smith has established the standard for SMARA Financial Assurance estimates required of the State of California, Office of Mine Reclamation.

Current projects of significance include two large-lot residential subdivisions including the development of small public water companies, two runway extensions at municipal airports, the preliminary permitting and modeling for a hard-rock quarry, two wineries, and an expansion to a sports complex at a nearby high school.

Mr. Smith began his civil engineering consulting career at Skyway Engineering, another central coast consulting engineering firm. During his thirteen years at Skyway, Mr. Smith learned and became proficient at civil engineering design, focusing on the engineering design and software tools that have become the standard of the industry.

Prior to 1987, Mr. Smith was in management at the Burlington Northern Railroad. While at the railroad, time was spent in active, day-to-day management and supervision of construction and maintenance track work groups and gangs. Field activities took Mr. Smith throughout Washington, Oregon, Idaho, and Montana. In addition, time was spent in the region office in Seattle performing track construction and maintenance planning, scheduling, and track material procurement. Additionally, Mr. Smith became a certified railroad engineer for engaged service in the event of a work stoppage, and he became trained in the areas of alcohol and drug abuse, and enforcement of railroad programs to address such issues.

Mr. Smith is a registered civil engineer in California. He holds a Bachelor of Science degree in Civil Engineering from California Polytechnic State University (Cal Poly), San Luis Obispo, and an Associate in Arts degree in Business Management from El Camino College in southern California. He is active in several professional societies including the American Public Works Association (APWA), the American Society of Civil Engineers (ASCE), the American Water Works Association (AWWA), and the California Construction & Industrial Materials Association (CIMA). Mr. Smith is a two-term past president of the central coast chapter of APWA, was student chapter president of ASCE while at Cal Poly, and was co-chairman of the annual ASCE Southwest Conference inter-collegiate competition during his senior year.

Mr. Smith is a Certified Oak Grower and spends free time perfecting seedling development.

Mr. Steven J. Muehler ***Advisor & Founder of Alternative Securities Markets Group***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation & Alternative Securities Markets Group. A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds, including the Firm's Oil & Natural Gas Fund and Mining & Mineral Rights Fund.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

B. *Significant Employees*. All Members of Western Land & Water Corporation as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Western Land & Water Corporation listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships*. None

D. *Involvement in Certain Legal Proceedings*. There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In June of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of Western Land & Water Corporation. will be entitled to receive an annual salary of:

Mr. Stan Roberts	Co-Founder, CEO & Board of Directors	$180,000
Mr. Stephen Barnard	Co-Founder, CFO & Board of Directors	$120,000

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name and Address	Amount and nature of Beneficial Ownership	Number of shares and (Percentage) of Class
Mr. Stan Roberts	Direct	Preferred Shares (0.00%) Common Shares (80.00%)
Mr. Stephen Barnard	Direct	Preferred Shares (0.00%) Common Shares (10.00%)
Mr. Jean Nakashima	Direct	Preferred Shares (0.00%) Common Shares (5.00%)
Mr. Charles Katherman	Direct	Preferred Shares (0.00%) Common Shares (00.00%)
Mr. John A. Smith	Direct	Preferred Shares (0.00%) Common Shares (00.00%)
Alternative Securities Markets Group	Direct	Preferred Shares (0.00%) Common Shares (10.00%)

(2) Nominal Ownership

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholder is Mr. Stan Roberts, the Company's Founder and Chief Executive Officer. Mr. Stan Roberts currently owns the majority of the issued and outstanding controlling Common Stock Units of Western Land & Water Corporation. Consequently, this sole shareholder controls the operations of the Company and will have the ability to control all matters submitted to Stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Stan Roberts, the Company's Founder and Chief Executive Officer thus has complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

9% Convertible Preferred Stock Units

A maximum of TWENTY THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $250.00 9% Convertible Preferred Stock Unit. A Minimum of $100,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $5,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $100,000 from the sale of Securities through this Offering.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of June 1st, 2014 – 100,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, no par value per share (the "Preferred Stock"). As of June 1st, 2014 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, TWENTY THOUSAND shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of June 1st, 2014, there were 100,000 shares of our Common Stock outstanding, which were held of record by approximately 4 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of June 1st, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of California. California General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Wyoming's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

California's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

Western Land & Water Corporation
(A Development Stage Company)
BALANCE SHEET
June 1st, 2014

ASSETS		
Current Assets		
• Cash		**$1,000**
• Accounts Receivable		**$0.00**
• Inventory		**$0.00**
• Prepaid Expenses		**$0.00**
• Short-term Investments		**$0.00**
	Total Current Assets	**$1,000**
Fixed (Long-Term)Assets		
• Long-Term Investments		**$0.00**
• Property & Equipment		**$0.00**
(Less Accumulated Depreciation)		**$0.00**
• Intangible Assets		
	Total Fixed Assets	**$0.00**
Other Assets		
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Fixed Assets	**$0.00**
TOTAL ASSETS		**$1,000**
LIABILITIES & OWNER'S EQUITY		
Current Liabilities		**$0.00**
• Accounts Payable		**$0.00**
• Short-term Loans		**$0.00**
• Income Taxes Payable		**$0.00**
• Accrued Salaries & Wages		**$0.00**
• Unearned Revenue		**$0.00**
• Current Portion of Long-term Debt		**$0.00**
	Total Current Liabilities	**$0.00**
Long-Term Liabilities		
• Long-Term Debt		**$0.00**
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Long-term Liabilities	**$0.00**
Owner's Equity		
• Owner's Investment		**$1,000**
• Accounts Receivable		**$0.00**
	Total Owner's Equity	**$1,000**
TOTAL LIABILITIES & OWNER'S EQUITY		**$1,000**

SEE NOTES TO FINANCIAL STATEMENTS

Western Land & Water Corporation
(A Development Stage Company)
STATEMENTS OF REVENUE AND EXPENSES
For the period from
June 1st, 2014 (inception) to June 7th, 2014

REVENUE	**June 1st, 2014 (Inception) to June 7th, 2014**
• Total Revenues	**$0.00**
TOTAL REVENUES	**$0.00**
EXPENSES	
• Accounting	**$0.00**
• Legal	**$0.00**
• Taxes, other	**$0.00**
• Organization Costs	**$0.00**
TOTAL EXPENSES	**$0.00**
NET LOSS	**($0.00)**

SEE NOTES TO FINANCIAL STATEMENTS

Western Land & Water Corporation
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
For the period from
June 1st, 2014 (inception) to June 7th, 2014

	Founding Shareholder	Total
Founding Contribution	$1,000	$1,000
All Costs	$0.00	$0.00
Net Loss	($0.00)	($0.00)
BALANCE, JUNE 7th, 2014	$1,000	$1,000

SEE NOTES TO FINANCIAL STATEMENTS

Western Land & Water Corporation
(A Development Stage Company)
STATEMENT OF CASH FLOWS
For the period from
June 1st, 2014 (inception) to June 7th, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	June 1st, 2014 (Inception) to June 7th, 2014
• Net Loss	($0.00)
• Other	$0.00
CASH FLOWS FROM INVESTING ACTIVITIES	**June 1st, 2014 (Inception) to June 7th, 2014**
• All Investing Activities	$0.00
CASH FLOWS FROM FINANCING ACTIVITIES	**June 1st, 2014 (Inception) to June 7th, 2014**
• All Financing Activities	$0.00
NET INCREASE IN CASH	**$0.00**
Cash, Beginning of year	**$1,000**
Cash, End of Year	**$1,000**

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group BioFuels Fund, Inc.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

Western Land & Water Corporation was formed in June of 2014 as a California Stock Corporation. The Company was formed for the purpose of operating as an early and growth stage Watering Mining and Water Rights Company. ....

The Company was initially capitalized by Mr. Steven J. Muehler with an opening deposit and balance of $1,000 USD.

NOTE 2. BASIS OF ACCOUNTING:

The Financial Statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Reports to security holders:

The Company will be a non-reporting company until such time as the company files quarterly and audited financial statements, and complies with the requirements of the Securities Exchange Act of 1934, as amended. The Company will be filing the following reports for shareholder review at www.AlternativeSecuritiesMarket.com

1. **Quarterly Un-Audited Financial Statements:** Company to furnish all Investors and Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company's Quarterly Financial Statements to also be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
2. **Annual Audited Financial Statements:** Company to furnish to all Investors and Alternative Securities Markets Group a complete set of third party audited financial statements within 60 days of the close of each business year. Company's Annual Financial Statement to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
3. **Monthly State of the Company Letter to Investors:** The CEO will issue to all Investors and to Alternative Securities Markets Group, a "Monthly State of the Company" letter detailing the current state of all business operations for the Company. Letter to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
4. **Quarterly Conference Call:** The CEO or Executive of the Company will hold a quarterly video / telephone conference call with investors no sooner than 10 days, but no greater than 30 days, after the posting of the Company's quarterly financial report. The recorded Conference call will also be made available for public listen and/or viewing on the Company's Page at www.AlternativeSecuritiesMarket.com.
5. **Corporate Actions:** Company must disclose to all Investors and to Alternative Securities Markets Group all: Dividends, Stock Splits, New Stock Issues, Reverse Splits, Name Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to the record date.

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Land & Water Corporation.

By: Its Chief Executive Officer

By: ______________________________
Name: Mr. Stan Roberts
Title: Co-Founder & Chief Executive Officer

By: Its Chief Financial Officer

By: ______________________________
Name: Mr. Stephen Barnard
Title: Co-Founder & Chief Financial Officer

By: Its Advisor & Board of Directors Member (preparer of this Registration Statement)

By: ______________________________
Name: Mr. Steven J. Muehler
Title: Advisor & Chairman of the Board of Alternative Securities Markets Group and Drafter of this Registration Statement

Signature Certificate

Document Reference: LY99X9JAX5LB73LZ8Y2BRD

RightSignature
Easy Online Document Signing

Steve Barnard
Party ID: X3YEY7IUCKFJ7TIVMUBU5T
IP Address: 76.170.79.223
VERIFIED EMAIL: theesparklinglightco@gmail.com

Electronic Signature:



Multi-Factor
Digital Fingerprint Checksum 6b9a9f10a7809c868031813f99ccffa4709269ea

Stan Roberts
Party ID: 6MBTE7JF3IJSA6GRTU3CA3
IP Address: 64.134.233.93
VERIFIED EMAIL: stanstrikerroberts@gmail.com

Electronic Signature:



Multi-Factor
Digital Fingerprint Checksum 488840657e382f031fa243248021febb5c4d3fdd

Alternative Securities Markets Group
Party ID: BWHGM2I9XKVRMSWX5V8VT2
IP Address: 75.82.184.6
VERIFIED EMAIL: legal@asmmarketsgroup.com

Electronic Signature:



Multi-Factor
Digital Fingerprint Checksum 4e0df9a902ca560a18917b3c21224679575a96e3

Timestamp	Audit
2014-06-16 08:39:03 -0700	All parties have signed document. Signed copies sent to: Steve Barnard, Stan Roberts, and Alternative Securities Markets Group.
2014-06-16 08:39:02 -0700	Document signed by Stan Roberts (stanstrikerroberts@gmail.com) with drawn signature. - 64.134.233.93
2014-06-16 08:33:34 -0700	Document viewed by Stan Roberts (stanstrikerroberts@gmail.com). - 64.134.233.93
2014-06-16 08:05:25 -0700	Document signed by Steve Barnard (theesparklinglightco@gmail.com) with drawn signature. - 76.170.79.223
2014-06-16 08:04:15 -0700	Document viewed by Steve Barnard (theesparklinglightco@gmail.com). - 76.170.79.223
2014-06-16 07:59:32 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 75.82.184.6

This signature page provides a record of the online activity executing this contract.

Signature Certificate

Document Reference: LY99X9JAX5LB73LZ8Y2BRD

RightSignature
Easy Online Document Signing

2014-06-16 07:59:08 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 75.82.184.6
2014-06-16 07:59:07 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 75.82.184.6

PART III – EXHIBITS

EXHIBIT A

Western Land & Water Corporation

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

LEGAL@ASMMARKETSGROUP.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

9% Convertible Preferred Stock Units 1 to 20,000

Subject to the terms and conditions of the shares of 9% Preferred Convertible Preferred Stock Units (the "Convertible Preferred Stock") described in the Western Land & Water Corporation Offering Circular dated June 16th, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of 9% Convertible Preferred Stock set forth below for a purchase price of $250.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "Western Land & Water Corporation" evidencing $250.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 9% Preferred Convertible Preferred Stock Unit ($250.00).

I understand that my subscription is conditioned upon acceptance by Western Land & Water Corporation Company Managers and subject to additional conditions described in the Offering Circular. I further understand that Western Land & Water Corporation Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 9% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I certify that I have read the Offering Circular and that I am relying on no representations other than those set forth in the Offering Circular. I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of 9% Convertible Preferred Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company ONLY through the Alternative Securities Markets Group's Securities Resale Portal at ***http://www.AlternativeSecuritiesMarket.com***, and that no public market for the Company's securities has been created or may be created in the future.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for _____________ 9% Convertible Preferred Stock Units of Western Land & Water Corporation, with no par value per share, at a purchase price **of $250.00 (TWO HUNDRED FIFTY DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $___________________).

Made as of this ___________ day of _________________, 2014 by and between Western Land & Water Corporation, a California Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESETH:

WHEREAS, the Company is offering for sale up to TWENTY THOUSAND 9% Convertible Preferred Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **Western Land & Water Corporation, C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210**, payable by check to the order of **Western Land & Water Corporation** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **Company Convertible Securities:** All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

YEAR 3: (Shareholder Conversion Option)
At any time during the third year of the investment, the Shareholder may on the First Business Day of Each Month, choose to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at the market price of the Company's Common Stock at the time of Conversion. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.

<u>YEAR 4</u>: (Optional Conversion Option)
At any time during the fourth year of the investment, the Shareholder may on the First Business Day of Each Month choose to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus a 7.5% discount of the Company's Common Stock at the time of Conversion. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.

<u>YEAR 5</u>: (Optional & Mandatory Conversion Options)
Optional: At any time during the fifth year of the investment, the Shareholder may on the First Business Day of Each Month choose to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus a 15% discount of the Company's Common Stock at the time of Conversion. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.

Mandatory: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

6 **<u>Notices.</u>** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **Western Land & Water Corporation, C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of California, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Western Land & Water Corporation:

By: ____
President

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number